As filed with the Securities and Exchange Commission on March 24, 2016

Securities Act File No. 333-183173
Investment Company Act File No. 811-22733

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM N-1A

Registration Statement Under the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 7	☒
and/or
Registration Statement Under the Investment Company Act of 1940	☒
Amendment No. 10	☒

John Hancock Exchange-Traded Fund Trust

(Exact Name of Registrant as Specified in its Charter)

601 Congress Street
Boston, MA 02210-2805
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including area code:
(617) 663-3000

Name and address of agent for service:

Kinga Kapuscinski, Esq.

Nicholas J. Kolokithas, Esq.

John Hancock Advisers, LLC
601 Congress Street
Boston, MA 02210-2805

Copy to:
Christopher P. Harvey, Esq.
Allison M. Fumai, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605

It is proposed that this filing will become effective (check appropriate box):

☒ immediately upon filing pursuant to paragraph (b) of Rule 485

☐ on (date) pursuant to paragraph (b) of Rule 485

☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐ on (date) pursuant to paragraph (a)(1) of Rule 485

☐ 75 days after filing pursuant to paragraph (a)(2) of Rule 485

☐ on (date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

☐ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part C – Other Information

Signature Page

Exhibits – The sole purpose of this filing is to file as an exhibit the Amended and Restated Agreement and Declaration of Trust of John Hancock Exchange-Traded Fund Trust dated January 22, 2016, as required by Item 28(a) of Form N-1A. Part C of this Registration Statement has been updated as necessary.

______________

PART C. OTHER INFORMATION

Item 28. Exhibits

(a)(1)	Agreement and Declaration of Trust dated November 24, 2009 – previously filed as exhibit (a)(1) to initial registration statement on Form N-1A filed on August 9, 2012, accession number 0000950123-12-010937.

(a)(2)	Amended and Restated Agreement and Declaration of Trust dated June 22, 2015 – previously filed as exhibit (a)(2) to pre-effective amendment no. 2 filed on July 13, 2015, accession number 0001133228-15-003578.
(a)(3)	Amended and Restated Agreement and Declaration of Trust dated January 22, 2016 – FILED HEREWITH.
(b)(1) (b)(1)(A)

By-Laws of the Trust dated November 24, 2009 as amended June 25, 2015 – previously filed as exhibit (b)(1) to pre-effective amendment no. 2 filed on July 13, 2015, accession number 0001133228-15-003578.

Amendment to the By-Laws dated November 24, 2009 As Amended June 25, 2015 – previously filed as exhibit (b)(1)(A) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(c)	See Exhibits (a) and (b).

(d)	Advisory Agreement and Subadvisory Agreements.

(d)(1)	Advisory Agreement between the Registrant and John Hancock Advisers, LLC – previously filed as exhibit (d)(1) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(d)(1)(A)	Form of Amendment to Advisory Agreement between the Registrant and John Hancock Advisers, LLC – previously filed as exhibit (d)(1)(A) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(d)(2)	Subadvisory Agreement between John Hancock Advisers, LLC and Dimensional Fund Advisors LP – previously filed as exhibit (d)(2) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(d)(2)(A)

Form of Amendment to Subadvisory Agreement between John Hancock Advisers, LLC and Dimensional Fund Advisors LP – previously filed as exhibit (d)(2)(A) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(e)	Underwriting Contracts.

(e)(1)	ETF Distribution Agreement dated July 9, 2015 between the Registrant and Foreside Fund Services, LLC– previously filed as exhibit (e) to pre-effective amendment no. 2 filed on July 13, 2015, accession number 0001133228-15-003578.

(e)(1)(A)	Form of Amendment to ETF Distribution Agreement dated July 9, 2015 between the Registrant and Foreside Fund Services, LLC – previously filed as exhibit (e)(1)(A) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(e)(2)	Form of Authorized Participant Agreement – previously filed as exhibit (e)(1) to pre-effective amendment no. 3 filed on September 15, 2015, accession number 0001133228-15-004716.

(f)	Not applicable.

(g)	Custodian Agreement.

(g)(1)	Master Custodian Agreement dated September 10, 2008 among John Hancock Mutual Funds and State Street Bank and Trust Company – previously filed as exhibit (g) to pre-effective amendment no. 2 filed on July 13, 2015, accession number 0001133228-15-003578.

(g)(1)(A)	Addendum to Master Custodian Agreement – previously filed as exhibit (g)(1)(A) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(g)(1)(B)	Form of Amendment to Master Custodian Agreement – previously filed as exhibit (g)(1)(B) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(h)	Other Material Contracts.

(h)(1)	Transfer Agency And Service Agreement by and between State Street Bank And Trust Company and the Registrant – previously filed as exhibit (h)(1) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(h)(1)(A)	Form of Amendment to Transfer Agency And Service Agreement by and between State Street Bank And Trust Company and the Registrant – previously filed as exhibit (h)(1)(A) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(h)(2)	Amended and Restated Service Agreement dated June 25, 2014 among the John Hancock Funds and John Hancock Advisers, LLC –– previously filed as exhibit (h)(1) to pre-effective amendment no. 3 filed on September 15, 2015, accession number 0001133228-15-004716.

(h)(2)(A)	Amendment to Amended and Restated Service Agreement – previously filed as exhibit (h)(2)(A) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(h)(3)	Agreement to Waive Advisory Fees and Reimburse Expenses between the Registrant and John Hancock Advisers, LLC – previously filed as exhibit (h)(3) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(h)(4)	Expense Limitation Letter Agreement and Voluntary Expense Limitation Notice dated June 25, 2015 between the Registrant and John Hancock Advisers, LLC. – previously filed as exhibit (h)(4) to pre-effective amendment no. 3 filed on September 15, 2015, accession number 0001133228-15-004716.

(h)(5)	Sublicense Agreement between the Registrant and John Hancock Advisers, LLC – previously filed as exhibit (h)(5) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(h)(5)(A)	Form of Amendment to Sublicense Agreement between the Registrant and John Hancock Advisers, LLC – previously filed as exhibit (h)(5)(A) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(h)(6)	Subscription Agreement Letter Related to Initial Capital provided by John Hancock Life Insurance Company USA – previously filed as exhibit (h)(6) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(i)	Legal Opinion – previously filed as exhibit (i) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

(j)	Not applicable

(k)	Not applicable.

(l)	Not applicable.

(m)	Form of Plan of Distribution pursuant to Rule 12b-1 – previously filed as exhibit (m) to pre-effective amendment no. 3 filed on September 15, 2015, accession number 0001133228-15-004716.

(n)	Not applicable.

(o)	Not applicable.

(p)	Code of Ethics. Code of Ethics dated January 1, 2008 (as revised January 1, 2014) of the Advisor and the Registrant – previously filed as exhibit (p) to pre-effective amendment no. 2 filed on July 13, 2015, accession number 0001133228-15-003578.

(p)(1)	Code of Ethics of the Subadvisor – previously filed as exhibit (p)(1) to pre-effective amendment no. 2 filed on July 13, 2015, accession number 0001133228-15-003578.

(q)	Power of Attorney dated December 10, 2015 - previously filed as exhibit (q) to post-effective amendment no. 6 filed on March 10, 2016, accession number 0001133228-16-008046.

Item 29. Persons Controlled by or Under Common Control with the Registrant.

John Hancock Advisers, LLC is the Advisor to the Registrant. The Advisor is a wholly owned subsidiary of John Hancock Life Insurance Company USA (“JHLIC”), which in turn is a subsidiary of Manulife Financial Corporation (“MFC”), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. A corporate organization list is set forth below.

MANULIFE FINANCIAL CORPORATION
PRINCIPAL SUBSIDIARIES - December 31, 2015

For External Use

Manulife Financial Corporation (Canada)
The Manufacturers Life Insurance Company (Canada)
John Hancock Reassurance Company Ltd. (Bermuda)
Manulife Bank of Canada (Canada)
First North American Insurance Company (Canada)
Manulife Asset Management Holdings (Canada) Inc. (Canada)
Manulife Asset Management Limited (Canada)
EIS Services (Bermuda) Limited (Bermuda)
Regional Power Inc. (Canada)
NAL Resources Management Limited (Canada)
Manulife Resources Limited (Canada)
Manulife Property Limited Partnership (Ontario)[4]
Manulife Asset Management (North America) Limited (Canada)
Manulife Asset Management (Europe) Limited (England)
Berkshire Insurance Services Inc. (Ontario)
JH Investments (Delaware) LLC (Delaware)
Manulife Securities Investment Services Inc. (Canada)
Manulife Securities Incorporated (Ontario)
Manulife Assurance Company of Canada (Canada)
Manulife Western Holdings Limited Partnership[3] (Alberta)
95%
PT Asuransi Jiwa Manulife Indonesia[1] (Indonesia)
PT Manulife Asset Manajemen Indonesia (Indonesia)
Manulife Insurance (Thailand) Public Company Limited (Thailand)
98.11%
60%
Manulife Asset Management (Thailand) Company Limited (Thailand)
20%
The Manufacturers Life Insurance Co. (Phils.), Inc. (Philippines)
60%
Manulife Chinabank Life Assurance Corporation (Philippines)
Manulife Holdings (Bermuda) Limited (Bermuda)
Manulife Financial Asia Limited (Hong Kong)
Manufacturers P&C Limited (Barbados)
Manulife International Holdings Limited (Bermuda)
Manulife (International) Limited (Bermuda)
51%
Manulife-Sinochem Life Insurance Co. Ltd. (China)
99.5%
Manulife Holdings Berhad* (Malaysia)
Manulife Insurance Berhad (Malaysia)
Manulife Asset Management Services Berhad (Malaysia)
Manulife Life Insurance Company (Japan)
Manulife Asset Management (Japan) Limited (Japan)
Manulife Investments Japan Limited (Japan)
Manulife Asset Management International Holdings Limited (Barbados)
Manulife Asset Management (Hong Kong) Limited (Hong Kong)
Manulife Asset Management (Taiwan) Co., Ltd. (Taiwan)
Manufacturers Life Reinsurance Limited (Barbados)
Manulife (Singapore) Pte. Ltd. (Singapore)
Manulife Asset Management (Singapore) Pte. Ltd. (Singapore)
Manulife (Vietnam) Limited (Vietnam)
Manulife Asset Management (Vietnam) Company Limited (Vietnam)
Manulife (Cambodia) PLC (Cambodia)
Manulife Holdings (Alberta) Limited (Alberta)
John Hancock Financial Corporation (Delaware)
The Manufacturers Investment Corporation (Michigan)
John Hancock Life Insurance Company (U.S.A.) (Michigan)
John Hancock Life & Health Insurance Company (Massachusetts)
John Hancock Distributors LLC (Delaware)
John Hancock Life Insurance Company of New York (New York)
40%
60%
John Hancock Investment Management Services, LLC (Delaware)
John Hancock Subsidiaries LLC (Delaware)
John Hancock Financial Network, Inc. (Massachusetts)
Hancock Natural Resource Group, Inc. (Delaware)
The Berkeley Financial Group, LLC (Delaware)
99.9%
John Hancock Advisers, LLC[2] (Delaware)
John Hancock Funds, LLC (Delaware)
Manulife Reinsurance Limited (Bermuda)
Manulife Reinsurance (Bermuda) Limited (Bermuda)
John Hancock Insurance Agency, Inc. (Delaware)
Guide Financial, Inc. (Delaware)
John Hancock Insurance Company of Vermont (Vermont)
Indirect Control
Direct Control

[1] The remaining 5% equity of PT Asuransi Jiwa Manulife Indonesia is indirectly held by The Manufacturers Life Insurance Company
[2] The remaining 0.1% equity of John Hancock Advisers, LLC is indirectly held by John Hancock Subsidiaries LLC
[3] 99% limited partnership interest is held by The Manufacturers Life Insurance Company
[4] 99% limited partnership interest is held by Manulife Property Limited Partnership

This chart displays voting interest. All entities are 100% controlled unless otherwise indicated.

Item 30. Indemnification.

Article IV of the Registrant’s Declaration of Trust filed previously and Section 6 of the Distribution Agreement filed previously contain provisions limiting the liability, and providing for the indemnification, of the Trustees and officers (and, in the case of the Distribution Agreement, Foreside Fund Services, LLC) under certain circumstances.

Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering losses incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisors.

See “Fund Details” in the Prospectuses and “Investment Advisory and Other Services” in the Statement of Additional Information for information regarding the business of John Hancock Advisers, LLC (the “Advisor”) and Dimensional Fund Advisors LP (the “Subadvisor”). For information as to the business, profession, vocation or employment of a substantial nature of each director, officer or partner of the Advisor and of the Subadvisor, reference is made to the respective Form ADV, as amended, filed under the Investment Advisers Act of 1940, each of which is incorporated herein by reference. The Investment Advisers Act of 1940 file number for the Advisor is 801-8124, and the file number for Dimensional Fund Advisors LP is 801-16283.

Item 32. Principal Underwriters.

(a) Foreside Fund Services, LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	Absolute Shares Trust

2.	AdvisorShares Trust
3.	ALTMFX Trust
4.	American Beacon Funds
5.	American Beacon Select Funds
6.	Archstone Alternative Solutions Fund
7.	Ark ETF Trust
8.	Avenue Mutual Funds Trust
9.	BP Capital TwinLine Energy Fund, Series of Professionally Managed Portfolios
10.	BP Capital TwinLine MLP Fund, Series of Professionally Managed Portfolios
11.	Bridgeway Funds, Inc.
12.	Calamos ETF Trust
13.	Cane Alternative Strategies Fund, Series of Northern Lights Fund Trust III
14.	Capital Innovations Global Agri, Timber, Infrastructure Fund, Series of Investment Managers Series Trust
15.	Center Coast MLP Focus Fund, Series of Investment Managers Series Trust
16.	Context Capital Funds
17.	CornerCap Group of Funds
18.	Corsair Opportunity Fund
19.	Direxion Shares ETF Trust
20.	Evanston Alternative Opportunities Fund
21.	Exchange Listed Funds Trust
22.	FlexShares Trust
23.	Forum Funds
24.	Forum Funds II
25.	FQF Trust
26.	FSI Low Beta Absolute Return Fund
27.	Gottex Trust
28.	Henderson Global Funds
29.	Horizon Spin-off and Corporate Restructuring Fund, Series of Investment Managers Series Trust (f/k/a Liberty Street Horizon Fund)
30.	Horizons ETF Trust
31.	Infinity Core Alternative Fund
32.	Ironwood Institutional Multi-Strategy Fund LLC
33.	Ironwood Multi-Strategy Fund LLC
34.	John Hancock Exchange-Traded Fund Trust
35.	Little Harbor Multistrategy Composite Fund
36.	Manor Investment Funds
37.	Montage Managers Trust
38.	Outlook Funds Trust
39.	Palmer Square Opportunistic Income Fund
40.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
41.	Pine Grove Alternative Fund
42.	Pine Grove Alternative Institutional Fund
43.	Plan Investment Fund, Inc.
44.	PMC Funds, Series of Trust for Professional Managers
45.	Precidian ETFs Trust
46.	Quaker Investment Trust
47.	Recon Capital Series Trust
48.	Renaissance Capital Greenwich Funds
49.	RevenueShares ETF Trust
50.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
51.	Salient MF Trust
52.	SharesPost 100 Fund
53.	Sound Shore Fund, Inc.
54.	Steben Alternative Investment Funds
55.	Steben Select Multi-Strategy Fund
56.	The 504 Fund
57.	The Roxbury Funds
58.	TIFF Investment Program
59.	Toroso Newfound Tactical Allocation Fund, Series of Investment Managers Series Trust
60.	TrimTabs ETF Trust
61.	Turner Funds
62.	West Loop Realty Fund, Series of Investment Managers Series Trust (f/k/a Chilton Realty Income & Growth Fund)
63.	Wintergreen Fund, Inc.
64.	WisdomTree Trust

(b) The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	President	None
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President, Treasurer and Manager	None
Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None
Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None
Paula R. Watson	Three Canal Plaza, Suite 100, Portland, ME 04101	Assistant Secretary	None

(c) None.

Item 33. Location of Accounts and Records.

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are in the possession and custody of Registrant’s custodian and transfer agent, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of the John Hancock Advisers, LLC (the “Advisor”), 601 Congress Street, Boston, Massachusetts 02210, and Dimensional Fund Advisors LP, 6300 Bee Cave Road, Building One, Austin, Texas 78746 (the “Subadvisor”). Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisors are in the custody and possession of the Advisor and the Subadvisor.

Item 34. Management Services.

Not Applicable.

Item 35. Undertakings.

Not Applicable.

Signatures

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, John Hancock Exchange-Traded Fund Trust, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 24th day of March, 2016.

JOHN HANCOCK EXCHANGE-TRADED FUND TRUST
By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Andrew G. Arnott Andrew G. Arnott	President	March 24, 2016
/s/ Charles A. Rizzo Charles A. Rizzo	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 24, 2016
/s/ Charles L. Bardelis * Charles L. Bardelis	Trustee	March 24, 2016
/s/ James R. Boyle * James R. Boyle	Trustee	March 24, 2016
/s/ Craig Bromley * Craig Bromley	Trustee	March 24, 2016
/s/ Peter S. Burgess * Peter S. Burgess	Trustee	March 24, 2016
/s/ William H. Cunningham * William H. Cunningham	Trustee	March 24, 2016
/s/ Grace K. Fey * Grace K. Fey	Trustee	March 24, 2016
/s/ Theron S. Hoffman * Theron S. Hoffman	Trustee	March 24, 2016
/s/ Deborah C. Jackson * Deborah C. Jackson	Trustee	March 24, 2016
/s/ Hassell H. McClellan * Hassell H. McClellan	Trustee	March 24, 2016

/s/ James M. Oates * James M. Oates	Trustee	March 24, 2016
/s/ Steven R. Pruchansky * Steven R. Pruchansky	Trustee	March 24, 2016
/s/ Gregory A. Russo * Gregory A. Russo	Trustee	March 24, 2016
/s/ Warren A. Thomson * Warren A. Thomson	Trustee	March 24, 2016
*By Power of Attorney

By:	/s/ Ariel M. Ayanna Ariel M. Ayanna Attorney-in-Fact *Pursuant to Power of Attorney filed with Post-Effective Amendment No. 6 to the Registrant’s Registration Statement on March 10, 2016.

Exhibit Index

(a)(3)	Amended and Restated Agreement and Declaration of Trust dated January 22, 2016